Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

June 30, 2016
(in € m.)
Debt (1), (2):
Long-term debt	162,905
Trust preferred securities	6,171
Long-term debt at fair value through profit or loss	8,321

Total debt	177,396

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,615
Retained earnings	20,864
Common shares in treasury, at cost	(192)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,702
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	126
Unrealized net gains (losses) on assets classified as held for sale, net of tax	662
Foreign currency translation, net of tax	1,476
Unrealized net gains from equity method investments	81

Total shareholders’ equity	61,865

Equity component of financial instruments	4,675
Noncontrolling interest	269

Total equity	66,809

Total capitalization	244,206

[1]	€ 820 million (0.5%) of our debt was guaranteed as of June 30, 2016. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 39,251 million (22%) of our debt was secured as of June 30, 2016.

Due to rounding, numbers may not add up precisely to the totals provided.